UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of registrant as specified in its charter)

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒
Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Memorandum of Cooperation for a Proposed Joint Venture in Japan

On January 15, 2026, TryHard Holdings Limited (the “Registrant”) entered into a non-binding Memorandum of Cooperation (the “Memorandum”) with STAR PARTY HK LIMITED (“STAR PARTY HK”), setting forth the preliminary intent of the parties to explore the establishment of a joint venture company in Japan.

The proposed joint venture would serve as the core operating and investment platform for developing the “Star Party” entertainment and social space brand in the Japanese market. Pursuant to the preliminary terms outlined in the Memorandum, the joint venture company would be responsible for the localized operation and expansion of businesses under the brands “星聚会” and “STAR PARTY” (collectively, the “Star Party Brand”).

The Memorandum outlines the parties’ current intent regarding the proposed joint venture’s structure, including a tentative registered capital of 90 million Japanese Yen and a proposed equity split of 65% for STAR PARTY HK and 35% for the Registrant. The formation of the joint venture, its final capital structure, governance, and all operational terms are subject to the negotiation and execution of definitive, binding agreements.

The foregoing description of the Memorandum is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Memorandum.

Issuance of Press Release

On January 15, 2026, the Registrant issued a press release announcing its entry into the Memorandum and describing the principal terms and conditions set forth in the Memorandum.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company regarding the Entry Into a Memorandum of Cooperation for the Japanese Market “Star Party” dated January 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on January 15, 2026.

TryHard Holdings Limited

By:	/s/ Rayuko Otsuki
Name:	Rayuko Otsuki
Title:	Executive Director